

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

Jennifer Gravelle
Chief Financial Officer
Kingstone Companies, Inc.
15 Joys Lane
Kingston, NY 12401

> **Re: Kingstone Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-01665**

Dear Jennifer Gravelle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance